

December 15, 2022

Dustin Shindo
Chief Executive Officer
Pono Capital Corp
643 Ilalo St. #102
Honolulu, Hawaii 96813

> **Re: Pono Capital Corp**
> **Registration Statement on Form S-4**
> **Filed on December 1, 2022**
> **File No. 333-268625**

Dear Dustin Shindo:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed December 1, 2022

Summary Historical Financial Information of Pono, page 41

1. Please clarify in your narrative that the summary historical financial information of Pono, as of, and for the nine months ended September 30, 2022, is derived from unaudited financial statements.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 103

2. We refer to the second paragraph of your introduction. Please revise and clarify that the historical financial information of both Pono and AERWINS as of, and for the nine months ended September 30, 2022, were derived from unaudited financial statements.

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations for the Year Ended December 31, 2021, page 108

3.    Please relabel the "net income (loss)" line item as "net income (loss) from continuing operations."

4.    Please revise Pono's historical weighted average shares outstanding and net income per share to show this information separately by class of common stock as presented on Pono's historical statement of income. This comment also applies to the pro forma statement of operations for the nine months ended September 30, 2022.

Financial Projections, page 140

5.    We note your response to comment 5 and your disclosure on page 136 that Marshall & Stevens reviewed projections for the years ending December 31, 2022 through December 31, 2027. Please include the projected financial information provided by AERWIN's management in your prospectus. In addition, please tell us where you have filed the investor presentations that Marshall & Stevens indicated that it reviewed on page D-3, or explain why you did not file them pursuant to Rule 425 of the Securities Act.

United States Federal Income Tax Considerations, page 144

6.    We note your response to comment 6, but are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 144 to state that the discussion reflects the opinion of counsel.

Orders, Delivery and Financial Results, page 181

7.    Please review your revenue charts here and revise accordingly to ensure consistency throughout your registration statement. In this regard, we note from your correspondence letter dated December 1, 2022 that "drone" is included as "unmanned air mobility," yet on page 181 you define "manned air mobility" as including your "industrial drone business."

A.L.I. Albatross (our Original GPU machine), page 195

8.    We note your response to comment 15. Please clarify whether your shared computing service is used primarily for the mining of cryptographic assets. Please also clarify how your products are specifically used in your shared computing service, and what products you specifically produce that make up your shared computing service.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
AERWINS
Results of Operations, page 246

9.      We note your response to prior comment 19 and the revisions to your registration statement. Please expand your respective discussions to separately discuss the results from discontinued operations.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021 and 2020
Net Income (Loss), page 251

10.      Please relabel the title of this section as net income (loss) from continuing operations. This comment also applies to your discussion of net income (loss) on page 248.

General

11.      We note your response to comment 23. Please quantify the aggregate dollar amount the sponsor and its affiliates have at risk that depends on completion of a business combination, both in your applicable risk factor and in your Questions and Answers section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing